UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58163/July 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13075

In the Matter of	:	
	:	
K-2 LOGISTICS.COM, INC.,	:	ORDER MAKING FINDINGS AND
KAFUS INDUSTRIES, LTD.,	:	REVOKING REGISTRATIONS OF
KAKKIMON ACQUISITIONS CORP.,	:	KAKKIMON ACQUISITIONS CORP.
KEVCO, INC.,	:	AND KEVCO, INC.,
KINGS ROAD ENTERTAINMENT, INC., and	:	BY DEFAULT
KINGSFIELD CAPITAL CORP.	:	
(n/k/a KINGSFIELD ENTERTAINMENT CORP.)	:	

SUMMARY

This Order revokes, by default, the registrations of registered securities of Respondents Kakkimon Acquisitions Corp. (Kakkimon) and Kevco, Inc. (Kevco).[1] The revocation is based on their repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 19, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Kakkimon and Kevco are corporations with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for six or more years. Each

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[1] As to the remaining captioned Respondents: K-2 Logistics.com, Inc., has submitted an executed Offer of Settlement, consenting to a revocation of the registration of its securities, to the Division of Enforcement. The Securities and Exchange Commission's (Commission) EDGAR database (EDGAR) does not contain any filing by Kafus Industries, Ltd., showing its address, so as to accomplish service of the Order Instituting Proceedings by mail delivery or attempted delivery within the meaning of 17 C.F.R. § 201.141(a)(2)(ii). Kings Road Entertainment, Inc., has filed an Answer to the Order Instituting Proceedings. Kingsfield Capital Corp. (n/k/a Kingsfield Entertainment Corp.) does not appear in EDGAR, so there is no indication in the Commission's public official records that it has securities registered with the Commission.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 27, 2008.[2] To date, neither has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, both have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Kakkimon and Kevco are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Kakkimon and Kevco, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Kakkimon (CIK No. 821211)[3] is a Delaware corporation located in Toronto, Ontario, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kakkimon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB[4] for the period ended June 12, 2002, which reported a net loss of $74,075 from its inception on January 29, 1987, to March 31, 2002.

Kevco (CIK No. 1021706) is a dissolved Texas corporation located in Fort Worth, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Kevco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $16 million for the prior nine months. Following a Chapter 11 bankruptcy, and as of May 16, 2008, the company's stock (symbol "KVCOQ") was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Kakkimon and Kevco violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Kakkimon and Kevco will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Their violations were recurrent, egregious, and deprived the investing public of current and accurate

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[2] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-SB, 10-KSB, and 10-QSB may be filed, in lieu of Forms 10, 10-K, and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.702 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

financial information on which to make informed decisions. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002).

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Kakkimon Acquisitions Corp. is REVOKED; and

the REGISTRATION of the registered securities of Kevco, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge